HIMCO DISTRIBUTION SERVICES COMPANY
(An Ultimate Subsidiary of Hartford Financial Services Group, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2015

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
BALANCE, DECEMBER 31, 2014	$ 25,000	$ 2,005,000	$ 775,585	$ 2,805,585
Net loss	-	-	(38,399)	(38,399)
BALANCE, DECEMBER 31, 2015	$ 25,000	$ 2,005,000	$ 737,186	$ 2,767,186

See notes to financial statements.